FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               October 17, 2005

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: October 17, 2005
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary





                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company



Smith & Nephew plc



2. Name of shareholder having a major interest



The Capital Group Companies, Inc.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18



Non-beneficial



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Capital Guardian Trust Company:

State Street Nominees Ltd   82,550
Bank Of New York Nominees Ltd   1,273,143
Northern Trust  71,500
Chase Manhattan Bank Australia Ltd   8,500
Chase Nominees Ltd   6,590,113
BT Globenet Nominees Ltd   106,900
Midland Bank plc   194,900
Cede & Co   119,000
Deutsche Bank Mannheim 4,500
Bankers Trust 9,200
Nortrust Nominees 1,552,740
Royal Bank of Scotland   8,300
MSS Nominees Ltd   31,700
State Street Bank & Trust Co   20,000
RBSTB Nominees Ltd    3,100
Deutsche Bank AG 3,600
HSBC Bank plc  600
ROY Nominees Ltd   6,600
Mellon Nominees (UK) Ltd   388,200
HSBC 5,200
JP Morgan Chase Bank   657,333


Capital International Ltd:

State Street Nominees Ltd   38,700
Bank of New York Nominees  925,465
Northern Trust   376,344
Chase Nominees Ltd   572,193
Midland Bank plc   22,900
Bankers Trust   48,100
Citibank London 120,600
Morgan Guaranty  77,500
Nortrust Nominees  803,826
Royal Bank of Scotland 89,400
State Street Bank & Trust Co   59,300
Deutsche Bank AG   252,541
HSBC Bank plc  241,265
Mellon Bank NA 50,200
KAS UK 8,900
Bank One London  31,300


Capital International SA:

Bank of New York Nominees 6,100
Chase Nominees Ltd   169,852
Midland Bank plc 2,400
Lloyds Bank 5,200
HSBC Bank plc 38,400


Capital Research and Management Company:

State Street Nominees Ltd   9,384,000
Chase Nominees Ltd   22,650,000


Capital International Inc

Nortrust Nominees 23,000
HSBC Bank plc 11,500







5. Number of shares / amount of stock acquired



Not disclosed



6. Percentage of issued class



Not disclosed



7. Number of shares / amount of stock disposed



................................................................



8. Percentage of issued class



................................................................



9. Class of security



Ordinary shares of 12 2/9p



10. Date of transaction



Not known




11. Date company informed



17.10.05



12. Total holding following this notification



47,146,665



13. Total percentage holding of issued class following this notification



5.02%



14. Any additional information



................................................................



15. Name of contact and telephone number for queries



Phil Higgins - Assistant Company Secretary

020 7960 2228



16. Name and signature of authorised company official responsible for making this notification



Phil Higgins - Assistant Company Secretary



Date of notification



17.10.05



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.